DELI SOLAR (USA), INC.
                               558 Lime Rock Road,
                          Lakeville, Connecticut, 06039

                                  July 17, 2006

BY EDGAR and FACSIMILE to 202-772-9205
Derek B. Swanson
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St NE Stop 3561
Washington, DC 20549

      Re: Deli Solar (USA), Inc. Registration Statement on Form SB-2, File No. 333-129369 - Filed on November 2, 2005 and Amendment No. 5 Filed on June 29, 2006.

Dear Mr. Swanson:

      On behalf of Deli Solar (USA), Inc. (the "Company"), I hereby request that the above-captioned registration statement be ordered effective at 9:00 a.m. on Tuesday, July 18, 2006, or as soon as practicable thereafter.

      In accordance with your request, the Company represents as follows:

      o the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

                                              Very truly yours,

                                              Deli Solar (USA), Inc.


                                              By: /s/ Jianmin Li
                                                  -------------------------
                                                  Jianmin Li
                                                  Chief Financial Officer